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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$86,216	$75,325	$56,172	$38,289	$25,755
Fixed charges, excluding preferred stock dividend requirement	13,095	12,504	14,414	20,077	19,832

Total earnings including fixed charges(a)	$99,311	$87,829	$70,586	$58,366	$45,587

Fixed charges:
Interest on deposits	$9,638	$10,614	$12,057	$17,248	$16,886
Interest on customer repurchase agreements and federal funds purchased	143	254	325	685	731
Interest on short-term borrowings	31	—	3	—	27
Interest on long-term borrowings deposits	3,283	1,636	2,029	2,144	2,188
Preferred stock dividend requirements (pre-tax)	976	907	901	2,356	2,009

Total fixed charges(b)	$14,071	$13,411	$15,315	$22,433	$21,841

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	7.06	6.55	4.61	2.60	2.09
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$99,311	$87,829	$70,586	$58,366	$45,587
Less interest on deposits	9,638	10,614	12,057	17,248	16,886

Total earnings excluding interest on deposits(c)	$89,673	$77,215	$58,529	$41,118	$28,701

Fixed charges, excluding interest on deposits:
Total fixed charges	$14,071	$13,411	$15,315	$22,433	$21,841
Less interest on deposits	9,638	10,614	12,057	17,248	16,886

Total fixed charges, excluding interest on deposits(d)	$4,433	$2,797	$3,258	$5,185	$4,955

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	20.23	27.61	17.96	7.93	5.79

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT